Financial Investors Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, CO 80203

October 4, 2010

Via EDGAR

Mr. Mark A. Cowan

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Variable Insurance Trust (the “Registrant”)
Form N-14
File Nos. 333-169046, 811-21987

Dear Mr. Cowan:

On behalf of the Registrant, attached hereto is Pre-Effective Amendment No. 1 (“PEA 1”) to the Registrant’s registration statement on Form N-14 filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended.

PEA 1 is being filed to update and complete the Registrant’s disclosures in Form N-14 (“Form N-14”) filed on August 25, 2010. PEA 1 reflects changes made in response to e-mail comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on September 21, 2010, and includes other information not previously included in Form N-14.

PEA 1 includes a prospectus/proxy statement (the “Prospectus/Proxy Statement”) and statement of additional information.

Set forth in the numbered paragraphs below are the Staff’s e-mail comments provided on September 21, 2010 to Form N-14, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in Form N-14.

Mr. Mark A. Cowan

October 4, 2010

1.	DOCUMENTS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT:

Staff Comment: Please provide the file number of any document incorporated by reference.

Registrant’s Response: Comment complied with. See e.g., the inside cover pages of the Prospectus/Proxy Statement and Item 16 of Part C to PEA 1.

2.	SYNOPSIS:

a.         Staff Comment: The “Question and Answers” section of the proxy/prospectus characterizes the investment objectives of the Ibbotson Portfolios as “substantially similar” to those of the corresponding Phoenix portfolios while the disclosure in the “Comparison of Investment Objectives and Principal Investment Strategies” section states the investment objectives of each Portfolio are “similar.” Please fix the apparent inconsistency.

Registrant’s Response: Comment complied with by stating throughout that investment objectives are substantially similar. See “Comparisons of Investment Objectives and Principal Investment Strategies” on pages 2 to 3 of the Prospectus/Proxy Statement in PEA 1.

b.         Staff Comment: The synopsis should be a clear and concise discussion of the key features of the transaction with differences highlighted. The disclosure related to the comparison of Purchasing, Redeeming and Exchanging Shares of the Portfolios does not meet that requirement. Item 3(b) form N-14.

Registrant’s Response: Comment complied with. See “Purchasing, Redeeming and Exchanging Shares of the Portfolios” on pages 9 to 10 of the Prospectus/Proxy Statement in PEA 1.

3.	RISK FACTORS:

Staff Comment: Immediately after the synopsis, briefly discuss the principal risk factors of investing in the registrant and compare those risks with those associated with an investment in the company being acquired. See Item 3(c) to Form N-14.

Registrant’s Response: Comment complied with. See “Principal Risks” on pages 11 to 17 of the Prospectus/Proxy Statement in PEA 1.

Mr. Mark A. Cowan

October 4, 2010

4.	COMPARISON OF FEES AND EXPENSES:

a.         Staff Comment: The fee table should be located near the beginning of the Synopsis in light of the new Form N-1A organizational requirements.

Registrant’s Response: Comment complied with. See “Comparisons of Fees and Expenses” beginning on page 4 of the Prospectus/Proxy Statement in PEA 1.

b.         Staff Comment: We note that there are not any shareholder fees associated with an investment in the funds. In such cases, the information may be presented in a single line item stating “Shareholder Fees . . . N/A.” The other line items to the Shareholder Fees section may be eliminated.

Registrant’s Response: Comment complied with. See “Comparisons of Fees and Expenses” beginning on page 4 of the Prospectus/Proxy Statement in PEA 1.

c.         Staff Comment: Please delete Footnote * as the disclosure is not required or permitted by Item 3 to Form N-1A.

Registrant’s Response: Comment complied with. See “Comparisons of Fees and Expenses” beginning on page 4 of the Prospectus/Proxy Statement in PEA 1.

d.         Staff Comment: Footnote (3) describes an expense limitation effective from the closing date through April 29, 2012 that ALPS Advisors has “agreed to recommend” to the Board of Trustees. The wording of the footnote suggests that an agreement to limit fund expenses may not actually be in place. Please note that only arrangement that will reduce fund expenses for no less than one year from the effective date of the registration statement may be reflected in the fee table.

Registrant’s Response: Footnote (3) has been removed in its entirety from the “Comparisons of Fees and Expenses” and the Annual Fund Operating Expenses Table has been revised to eliminate the data previously shown below Total Annual Fund Operating Expenses. Disclosure regarding contractual expense waivers or reimbursements for the Ibbotson Portfolios, as well as ALPS Advisors’ agreement to recommend expense limitations to the Board of Trustees, has been added to the Q&A Section, as the Registrant believes that this information is of substantial relevance to shareholders’ consideration of the Reorganizations.

e.         Staff Comment: With respect to the footnotes, please use a font size smaller than that used in the body of the table.

Registrant’s Response: Comment complied with. See “Comparisons of Fees and Expenses” beginning on page 4 of the Prospectus/Proxy Statement in PEA 1.

Mr. Mark A. Cowan

October 4, 2010

5.	PERFORMANCE INFORMATION:

Staff Comment: Please delete the footnotes following the average annual total return tables, as the footnotes are neither prescribed nor permitted by Form N-1A. If a secondary index is included, information about the additional index should be included in the narrative. See Instruction 2(b) to Item 4 of Form N-1A.

Registrant’s Response: Comment complied with. See pages 21, 24, 27 and 31 of the Prospectus/Proxy Statement in PEA 1.

6.	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS:

Staff Comment: Please include the principal business address of the funds’ independent public accountants.

Registrant’s Response: Comment complied with. See “Independent Registered Public Accounting Firms” on page 36 of the Prospectus/Proxy Statement in PEA 1.

7.	QUORUM:

Staff Comment: In regard to quorum requirements, if proportional voting will be used, please disclose that (due to the use of proportional voting) the presence at the meeting of the participating insurance companies will be sufficient to constitute a quorum of all the shares of the Fund.

Registrant’s Response: Comment complied with. See “Quorum” on page 45 of the Prospectus/Proxy Statement in PEA 1.

8.	VOTING:

Staff Comment: Please state whether or not the participating insurance companies will use proportional voting and, if so, please indicate that the effect of proportional voting is that if a large number of Variable Contract Holders fail to give voting instructions, a small number of Variable Contract Holders may determine the outcome of the vote.

Registrant’s Response: Comment complied with. See “Voting” on pages 45 to 46 of the Prospectus/Proxy Statement in PEA 1.

Mr. Mark A. Cowan

October 4, 2010

9.	REORGANIZATION EXPENSES:

Staff Comment: A discussion of who will pay the expenses associated with the reorganizations is provided in several areas of the registration statement. The discussions generally explain which entity will pay certain specified types of expenses and how such expenses will be shared above certain dollar amounts. Based on the discussions, it appears that neither the target nor the acquiring funds will bear any of the reorganization expenses, however this is not certain since the types of reorganization expenses mentioned in these discussions may not be exhaustive. We ask that the registrant clarify, if applicable, that neither the target nor the acquiring fund will bear any expense associated with the reorganization, regardless of whether or not the reorganizations are approved by shareholders. If either fund will bear any costs associated with the reorganization, this should be explained.

Registrant’s Response: Comment complied with. Where applicable, the Registrant has added language clarifying that neither the target nor the acquiring funds will bear any reorganization expenses, other than in connection with the purchase and sale of certain securities in order to comply with the investment practices of the Ibbotson Portfolios. See, e.g., the Q&A Section, the Synopsis on page 1, “Other Information” on page 10, and “Agreements and Plans of Reorganization” on pages 39 to 40 of the Prospectus/Proxy Statement in PEA 1.

10.	REPOSITIONING COSTS:

Staff Comment: Unless the transaction costs to be borne by shareholders to reposition the funds in connection with the reorganizations is expected to be insignificant, provide an estimate of the costs. Note that the capitalization table, pro forma statement of assets and liabilities and pro forma schedule of investments should include the transaction costs an adjustment, reducing the net assets of the combined fund, and that a footnote should be included to explain the adjustment.

Registrant’s Response: Comment complied with. An estimate of the repositioning costs for each Series has been added to “Other Information” on page 10 of the Prospectus/Proxy Statement in PEA 1. Within the Capitalization table, Combined Portfolio of Investments for each Portfolio and the Statements of Assets and Liabilities, as applicable, the Registrant has included repositioning costs associated with the Reorganizations.

11.	FORM OF AGREEMENT AND PLAN OF REORGANIZATION:

Staff Comment: Item 10.3 states that if the reorganizations are not consummated, then the funds, as the parties to the reorganizations, will bear equally the costs associated with the reorganization. This does not agree with page 3 of the Q&A, which states that if the reorganizations are not completed, then the target series will pay no proxy solicitation, legal, or accounting expenses associated with the reorganizations.

Mr. Mark A. Cowan

October 4, 2010

Registrant’s Response: The Registrant has corrected the inconsistency by deleting Section 10.3 of the Agreement and Plan of Reorganization.

12.	STATEMENT OF ADDITIONAL INFORMATION COVER PAGE:

Staff Comment: In the fourth paragraph, please refer to the semiannual reports for the six months ended June 30, 2010.

Registrant’s Response: Comment complied with. See page 1 of the Statement of Additional Information in PEA 1.

13.	PRO FORMA FINANCIAL STATEMENTS (ALL PROPOSALS):

Staff Comment: Please include pro forma financial statements as of and for the twelve months ended June 30, 2010.

Registrant’s Response: Comment complied with. The requested pro forma financial statements have been included in the Statement of Additional Information.

14.	PRO FORMA SCHEDULE OF INVESTMENTS (ALL PROPOSALS):

a.         Staff Comment: Please include the name of the surviving fund in the schedule heading.

Registrant’s Response: Comment complied with. The name of the surviving fund has been included in the Combined Portfolio of Investments heading for each Portfolio.

b.         Staff Comment: Since no adjustments are shown, please state in a footnote that as of the reporting date, all of the portfolio holdings of the target fund would comply with the investment restrictions of the acquiring fund.

Registrant’s Response: Pro forma adjustments have been made in the Combined Portfolio of Investments for each Portfolio to report the elimination of securities that do not comply with the investment restrictions of the acquiring fund.

Mr. Mark A. Cowan

October 4, 2010

15.	PRO FORMA STATEMENT OF ASSETS AND LIABILITIES (ALL PROPOSALS):

Staff Comment: Include a footnote to explain the adjustment to shares outstanding.

Registrant’s Response: Comment complied with. Please see the pro forma statements of assets and liabilities.

16.	NOTES TO THE PRO FORMA FINANCIAL STATEMENTS:

Staff Comment: Include footnotes to describe (1) that the pro forma financial statements should be read in conjunction with the funds’ historical financial statements, and (2) the use of estimates in preparing the pro forma financial statements.

Registrant’s Response: Comment complied with. Please see the notes to the pro forma financial statements.

17.	TANDY:

Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant’s Response: Comment complied with. Please see acknowledgments by the Registrant below.

* * *

In addition to the above changes, the Registrant has also, among other things, completed certain data points and made certain clerical changes to the Registration Statement.

Mr. Mark A. Cowan

October 4, 2010

The Registrant hereby acknowledges that:

—	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0864.

Very truly yours,

/s/ DAVID T. BUHLER

David T. Buhler

Secretary, Financial Investors Variable Insurance Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP